*FOIA Confidential Treatment Request*
Confidential Treatment Requested
By Medidata Solutions, Inc.
Pursuant to 17 C.F.R. §200.83

July 1, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Kathleen Collins

Re:
Medidata Solutions, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 001-34387

Ladies and Gentlemen:

Medidata Solutions, Inc. (the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 17, 2016, related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of certain portions of its response to Comment No. 1. Specifically, the Company requests that the portions of its response to Comment No. 1 that are marked by [***] be treated as confidential, not be made part of any public record and not be disclosed to any person as such information is confidential business and financial information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. Michael I. Otner be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Otner may be contacted at the following address and telephone number:

Michael I. Otner
Executive Vice President, General Counsel and Secretary
Medidata Solutions, Inc.
350 Hudson Street, 9th Floor
New York, NY 10014
Telephone: (732) 767-5720
motner@mdsol.com

The Company has delivered an unredacted version of this letter to the Staff.

Business

Backlog, page 5

1.
We note your response to prior comment 1. Please tell us the amount of total backlog as of December 31, 2014 and 2015. As your contract terms are one to five years, it appears that total backlog, which includes known amounts that will be converted into revenues after the 12-month period, would be meaningful information for investors. Please explain further how your 12-month

Confidential Treatment Requested
By Medidata Solutions, Inc.
Pursuant to 17 C.F.R. §200.83

subscription backlog provides context with regards to both the timing of revenue and year-over-year trends, but your total backlog does not. In addition, we note your disclosure explaining that your full-year subscription backlog does not include expected intra-year renewals or other adjustments. Tell us your consideration to include similar qualifying disclosure to explain how the specific timing and significance of contract renewals may impact your presentation of total backlog.

A Rule 83 confidential treatment request is made by the Company for certain information in the first sentence of the following paragraph: Request No. 1

Response: Total subscription backlog was $[***] and $[***] in 2014 and 2015, respectively.

The Company has considered disclosure of total subscription backlog and noted:

(a)	The Company’s total subscription backlog is potentially misleading to investors.

Although the Company acknowledges that total subscription backlog is not without meaning and does provide information about the amount of future revenues, it lacks critical context with regard to timing. As mentioned in the Company’s previous response, its large enterprise deals typically include provisions under which the customer contracts for a smaller amount of subscription services as they start the contract and the commitment ramps up over the life of the contract; this structure results in a large increase in total subscription backlog at the outset that investors may mistakenly interpret as a proportional increase in revenue in the immediate subsequent period. Given this dynamic, the Company believes that the potential of total subscription backlog to be misleading outweighs its possible usefulness to investors. Total subscription backlog is typically highest at the beginning of a contract and approaches zero prior to renewal. The decrease in total backlog is not an indicator of the likelihood of renewal or future revenue of that contract. The amount of total backlog associated with an existing multi-year contract may significantly vary year to year solely based on the status of renewal and have no significant impact on the amount of revenue attributable to the contract in a year-over-year comparison. Changes in total backlog year over year do not correlate to changes in revenue reported year over year and therefore this metric is not used by the Company’s management to evaluate or drive business decisions. Total backlog data requires significant reconciliation to equate it to the revenue recognized and therefore it is not a valuable metric.

Conversely, the Company believes that the 12-month subscription backlog disclosed in its annual filings provides investors with easily interpreted information to support trends and expectations with regard to both the amount and the timing of future revenues. The Company uses its 12-month subscription backlog on a regular basis to manage the business. The 12-month subscription backlog provides a coverage ratio with regard to projected subscription revenues that is used by the Company to assess its likely full-year performance against the expectations it has provided to investors as guidance. Because 12-month subscription backlog can be easily reconciled to the future revenues to be recognized, it is a valuable metric for evaluation of expected future revenues.

With regard to the Staff’s comment on the Company’s exclusion of expected intra-year renewals from its 12-month subscription backlog metric, the Company also calculates a 12-month “adjusted” subscription backlog that is inclusive of expected intra-year renewals; this

Confidential Treatment Requested
By Medidata Solutions, Inc.
Pursuant to 17 C.F.R. §200.83

metric, which has historically been provided to investors in the Company’s earnings release documents but not its annual filings, is another important area of internal focus and analysis as it provides context around the significance of contract renewals and enhances the year-over-year comparability of 12-month subscription backlog by eliminating variability caused by timing of renewals.

The Company confirms that it will include disclosure of adjusted 12-month subscription backlog in future annual filings using language similar to the following:

At December 31, 2014, 12-month subscription backlog was $251 million; adjusted 12-month subscription backlog of $280 million included $29 million of expected intra-year renewals. At December 31, 2015, 12-month subscription backlog was $296 million; adjusted 12-month subscription backlog of $334 million included $38 million of expected intra-year renewals.

(b)	Disclosure of the Company’s total subscription backlog potentially exposes confidential and competitive information.

The Company is different from many SaaS Companies in that it operates in a vertical market and serves clients that are concentrated in a particular and relatively finite industry. As a result, it does not enter into the high volume of low-value transactions that typifies the SaaS industry, but tends toward a low volume of high-value transactions. In reporting periods where the Company signs a significant deal, disclosure around total subscription backlog would be particularly problematic. The Company has a practice of issuing press releases announcing significant deals and partnerships. With their permission, the new clients are often mentioned by name in these releases, but the amounts and durations associated with the contracts remain strictly confidential under the respective contracts. In a period in which material deals are announced, disclosure of the change in total subscription backlog would provide unintended insight into information that is essentially contract-specific, compromising both the Company’s customer confidentiality and competitive position.

2.
In your response to prior comment 2 you state that although your contract terms generally range from one to five years, such terms do not necessarily follow a normal distribution across this range, and the annual commitment in your large enterprise deals typically increases over the term of the arrangement. Please tell us the average or typical contract term for your subscriptions. Also, explain how you define a “large enterprise arrangement” and tell us the amount or percentage of revenue attributable to such arrangements for each period presented.

Response: In response to the Staff’s comment, the Company generally defines agreements with its ten largest customers, as measured by revenue, as “large enterprise arrangements.” Such customers comprised approximately 44%, 41%, and 39% of the Company’s total revenues in 2013, 2014, and 2015, respectively, with no single customer representing 10% or more of total revenues in any of the periods presented.

The terms of these large enterprise arrangements range from one to five years, with an average duration of approximately 2.5 years; this is longer than the overall average term of all of the Company’s subscriptions, which is just over one year.

Confidential Treatment Requested
By Medidata Solutions, Inc.
Pursuant to 17 C.F.R. §200.83

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 918-1800 or rbergmann@mdsol.com should you have further questions.

Sincerely,

/s/ Rouven Bergmann
Rouven Bergmann
Chief Financial Officer

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